SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces First Quarter 2019 Results

Monterrey, Mexico, April 29, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the first quarter of 2019.

FINANCIAL HIGHLIGHTS:

•	5.6% revenue growth (3.7% on an organic[1] basis) at FEMSA Consolidated
•	270 basis points gross margin expansion at FEMSA Comercio’s Proximity Division
•	2.4% revenue growth at FEMSA Comercio’s Health Division
•	2.5% revenue growth at FEMSA Comercio’s Fuel Division
•	9.2% volume growth at Coca-Cola FEMSA’s operations in Brazil

Eduardo Padilla, FEMSA’s CEO, commented:

“During the first quarter we were able to leverage the resilience and confidence of the consumer in Mexico to deliver a robust set of numbers at FEMSA Comercio’s Proximity Division, despite a difficult comparison base driven by the Holy Week calendar shift. The Health Division delivered strong growth in Colombia and a steadily improving operation in Mexico even as it faced a soft quarter in Chile and foreign exchange headwinds across South America, and the Fuel Division faced supply disruptions early in the quarter that put some pressure on revenue growth. For its part, Coca-Cola FEMSA delivered top-and-bottom line growth in Mexico and Central America, as well as particularly encouraging volume growth in Brazil. All in all, it was a solid start to the year across the FEMSA business platform.”

FINANCIAL SUMMARY FOR THE FIRST QUARTER OF 2019

Change vs. Comparable Results

	Revenues	Gross Profit	Income from Operations	Same-Store Sales

FEMSA CONSOLIDATED	5.6%	7.8%	0.4%
FEMSA COMERCIO
Proximity Division	9.3%	17.8%	12.5%	3.2%
Health Division	2.4%	(0.9)%	(4.0)%	1.3%
Fuel Division	2.5%	24.6%	17.5%	(7.5)%
COCA-COLA FEMSA	4.8%	3.3%	(1.1)%

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

1

As of the first quarter of 2019, we have adopted the International Financial Reporting Standard 16 – “Leases” (“IFRS 16”) across all our business units. Therefore, in order to provide a more useful base of comparison for investors and other market participants, we have included a set of numbers which estimate the retroactive effect that the adoption of IFRS 16 would have had on FEMSA’s 2018 financial results (the “Comparable Results”). The actual application of IFRS 16 to FEMSA’s 2018 financial results may yield different results. The performance comparisons expressed in this document will be made relative to the Comparable figures unless stated otherwise.

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED

1Q19 Financial Summary

(Millions of Ps.)

	Comparable				Reported
	1Q19	1Q18	Var.*	Org.*	1Q18
Revenues	115,938	109,746	5.6%	3.7%	109,746
Income from Operations	8,978	8,944	0.4%	(1.9)%	8,295
Income from Operations Margin (%)	7.7	8.1	-40 bps		7.6
Operative Cash Flow (EBITDA)	15,612	14,963	4.3%	1.5%	12,465
Operative Cash Flow (EBITDA) Margin (%)	13.5	13.6	-10 bps		11.4
Net Income	3,849	1,233	N.S.		1,478

*vs.	Comparable Results

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of March 31, 2019	Ps.	US$[3]
Cash	74,854	3,859
Short-term debt	18,695	964
Long-term debt[4]	96,038	4,951
Net debt[4]	39,879	2,056

Total revenues increased 5.6% in 1Q19 compared to 1Q18, reflecting growth across all business units. On an organic basis1 total revenues grew 3.7%.

Gross profit grew 7.8%. Gross margin expanded 70 basis points, mainly driven by strong gross margin expansion at FEMSA Comercio’s Proximity Division, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 0.4%. On an organic basis1 income from operations decreased 1.9%. Consolidated operating margin decreased 40 basis points to 7.7% of total revenues, reflecting margin contractions at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income tax was Ps. 1,930 million in 1Q19.

Net consolidated income increased significantly to Ps. 3,849 million, mainly reflecting an undemanding comparison base in 1Q18 caused by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, coupled with lower interest expenses and an increase in other financial products during this quarter.

Net majority income was Ps. 0.62 per FEMSA Unit2 and US$ 0.32 per FEMSA ADS.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. For this quarter, it includes the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

April 29, 2019	2

Capital expenditures amounted to Ps. 4,077 million, reflecting higher investments at FEMSA Comercio’s Proximity and Fuel Divisions.

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION

1Q19 Financial Summary

(Millions of Ps. except same-stores sales)

	Comparable				Reported
	1Q19	1Q18	Var.*	Org.*	1Q18
Same-store sales (thousands of Ps.)	728	705	3.2%		705
Revenues	41,250	37,747	9.3%	8.7%	37,747
Income from Operations	2,648	2,354	12.5%	10.2%	1,956
Income from Operations Margin (%)	6.4	6.2	20 bps		5.2
Operative Cash Flow (EBITDA)	5,014	4,448	12.7%	10.1%	3,184
Operative Cash Flow (EBITDA) Margin (%)	12.2	11.8	40 bps		8.4

*vs.	Comparable Results

Total revenues increased 9.3% in 1Q19 compared to 1Q18. On an organic basis,1 total revenues grew 8.7%, reflecting the opening of 234 net new OXXO stores in the quarter to reach 1,416 total net new store openings for the last twelve months. As of March 31, 2019, FEMSA Comercio’s Proximity Division had a total of 18,233 OXXO stores. OXXO’s same-store sales increased an average of 3.2%, driven by 2.3% growth in average customer ticket and an increase of 0.9% in store traffic, reflecting a resilient consumer environment that partially offset the adverse effect of the calendar shift of the Holy Week vacation period.

Gross profit reached 38.4% of total revenues, reflecting: i) sustained growth of the services category including income from financial services; ii) healthy trends in our commercial income activity; iii) increased and more efficient promotional programs with our key supplier partners; and iv) the consolidation of Caffenio.

3 The exchange rate published by the Federal Reserve Bank of New York for March 29, 2019 was 19.3980 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

April 29, 2019	3

Income from operations amounted to 6.4% of total revenues. Operating expenses increased 18.9% to Ps. 13,206 million, above revenues, mainly reflecting: i) our continuing and gradual shift from commission-based store teams to employee based teams; ii) higher secure cash handling costs driven by increased volume and higher operational costs; iii) a demanding comparison base in electricity tariffs; iv) the consolidation of Caffenio; and v) the continued organic growth of OXXO’s international operations, which have yet to reach the desired scale.

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

1Q19 Financial Summary

(Millions of Ps. except same-stores sales)

	Comparable			Reported
	1Q19	1Q18	Var.*	1Q18
Same-store sales (thousands of Ps.)	1,512	1,493	1.3%	1,493
Revenues	12,758	12,454	2.4%	12,454
Income from Operations	316	329	(4.0)%	280
Income from Operations Margin (%)	2.5	2.6	-10 bps	2.2
Operative Cash Flow (EBITDA)	995	1,004	(0.9)%	531
Operative Cash Flow (EBITDA) Margin (%)	7.8	8.1	-30 bps	4.3

*vs.	Comparable Results

Total revenues increased 2.4% in 1Q19 compared to 1Q18, reflecting growth in Colombia as well as steadily improving trends in Mexico. As of March 31, 2019, FEMSA Comercio’s Health Division had a total of 2,384 points of sale across our territories. This figure reflects the addition of 23 net new stores in the quarter to reach 149 total net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 1.3%, reflecting positive trends across our markets, which were partially offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Gross profit reached 28.7% of total revenues, reflecting; i) a demanding comparison base in our operations in South America, where gross margin expanded above trend in 1Q18; ii) new pricing regulations in Colombia; and iii) increased promotional activity in Chile. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Income from operations amounted to 2.5% of total revenues. Operating expenses decreased 0.6% to Ps. 3,345 million reflecting cost efficiencies and tight expense control across our territories.

April 29, 2019	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

1Q19 Financial Summary

(Millions of Ps. except same-stations sales)

	Comparable			Reported
	1Q19	1Q18	Var.*	1Q18
Same-station sales (thousands of Ps.)	7,070	7,641	(7.5)%	7,641
Revenues	10,853	10,593	2.5%	10,593
Income from Operations	309	263	17.5%	137
Income from Operations Margin (%)	2.8	2.5	30 bps	1.3
Operative Cash Flow (EBITDA)	535	448	19.3%	174
Operative Cash Flow (EBITDA) Margin (%)	4.9	4.2	70 bps	1.6

*vs.	Comparable Results

Total revenues increased 2.5% in 1Q19 compared to 1Q18, reflecting the addition of 1 net new OXXO GAS station in the quarter to reach 73 total net new stations in the last twelve months, representing an increase of 15.6%. As of March 31, 2019, FEMSA Comercio’s Fuel Division had a total of 540 OXXO GAS service stations. Same-station sales decreased an average of 7.5%, mainly reflecting a 17.3% average volume decrease stemming from a disruption in the fuel distribution chain that affected some of our territories early in the quarter.

Gross profit reached 10.2% of total revenues.

Income from operations amounted to 2.8% of total revenues. Operating expenses increased 27.6% to Ps. 796 million, above revenues, reflecting: i) higher wages and improved compensation structures for in-station personnel aimed at reducing turnover in a tight labor market; and ii) expenses related to the remodeling of our stations.

April 29, 2019	5

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

•	On March 22, 2019, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company’s annual report for 2018 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2018 and the election of the Board of Directors and its Committees for 2019. The shareholders approved the payment of a cash dividend in the amount of Ps. 9,692 million, consisting of Ps. 0.6042 per each Series "D" share and Ps. 0.4833 per each Series "B" share, which amounts to Ps. 2.9000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 29.0000 per ADS (NYSE: FMX), and Ps. 2.4167 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 7, 2019 and November 5, 2019. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2019.

CONFERENCE CALL INFORMATION:

Our First Quarter 2019 Conference Call will be held on: Monday, April 29, 2019, 9:30 AM Eastern Time (8:30 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0438; International: +1 (323) 794 2423; Conference Id: 2305270. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of Heineken, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has approximately 300,000 employees in 12 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 29, 2019, which was 19.3980 Mexican pesos per US dollar.

April 29, 2019	6

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

April 29, 2019	7

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the first quarter of:
			Comparable(A)					As Reported
	2019	% of rev.	2018 (B)		% of rev.	% Var.	% Org.(C)	2018 (B)		% of rev.	% Var.	% Org.(C)
Total revenues	115,938	100.0	109,746		100.0	5.6	3.7	109,746		100.0	5.6	3.7
Cost of sales	73,144	63.1	70,052		63.8	4.4		70,084		63.9	4.4
Gross profit	42,794	36.9	39,694		36.2	7.8		39,663		36.1	7.9
Administrative expenses	4,697	4.1	3,950		3.6	18.9		3,992		3.6	17.7
Selling expenses	28,720	24.8	26,623		24.3	7.9		27,199		24.7	5.6
Other operating expenses (income), net (1)	399	0.3	177		0.2	125.4		177		0.2	125.4
Income from operations(2)	8,978	7.7	8,944		8.1	0.4	(1.9)	8,295		7.6	8.2	5.7
Other non-operating expenses (income)	254		189			34.4		189			34.4
Interest expense	3,470		3,652			(5.0)		2,590			34.0
Interest income	744		730			2.0		730			2.0
Interest expense, net	2,726		2,922			(6.7)		1,860			46.6
Foreign exchange loss (gain)	1,187		4,918			(75.9)		4,926			(75.9)
Other financial expenses (income), net.	(24)		256			(109.4)		256			(109.4)
Financing expenses, net	3,889		8,096			(52.0)		7,042			(44.8)
Income before income tax and participation in associates results	4,835		659			N.S.		1,064			N.S.
Income tax	1,930		350			N.S.		509			N.S.
Participation in associates results(3)	944		872			8.3		872			8.3
Net income from continuing operations	3,849		1,181			N.S.		1,427			169.8
Net income from discontinued operations	-		51			(100.0)		51			(100.0)
Net consolidated income	3,849		1,233			N.S.		1,478			160.4
Net majority income	2,233		(243)			N.S.		2			N.S.
Net minority income	1,616		1,476			9.5		1,476			9.5

Operative Cash Flow & CAPEX	2019	% of rev.	2018	(B)	% of rev.	% Var.	% Org.(C)	2018	(B)	% of rev.	% Var.	% Org.(C)
Income from operations	8,978	7.7	8,944		8.1	0.4	(1.9)	8,295		7.6	8.2	5.7
Depreciation	5,673	4.9	5,296		4.8	7.1		3,448		3.1	64.5
Amortization & other non-cash charges	961	0.9	722		0.7	33.1		722		0.7	33.1
Operative Cash Flow (EBITDA)	15,612	13.5	14,963		13.6	4.3	1.5	12,465		11.4	25.2	21.9
CAPEX	4,077		3,838			6.2		3,838			6.2

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	The Philippines is presented as a discontinued operation in 2018.
(C)	Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.
(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.

April 29, 2019	8

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Mar-19	Dec-18	% Inc.
Cash and cash equivalents	74,854	62,047	20.6
Investments	18,413	30,924	(40.5)
Accounts receivable	24,181	28,164	(14.1)
Inventories	34,212	35,686	(4.1)
Other current assets	21,307	20,786	2.5
Total current assets	172,967	177,607	(2.6)
Investments in shares	92,610	94,315	(1.8)
Property, plant and equipment, net	107,385	108,602	(1.1)
Right of use	50,168	-	N.S.
Intangible assets (1)	144,464	145,610	(0.8)
Other assets	49,525	50,247	(1.4)
TOTAL ASSETS	617,119	576,381	7.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,994	2,436	(18.1)
Current maturities of long-term debt	16,701	11,238	48.6
Interest payable	1,367	964	41.8
Current maturities of long-term leases	5,822	-	N.S.
Operating liabilities	98,506	86,826	13.5
Total current liabilities	124,390	101,464	22.6
Long-term debt (2)	96,038	108,161	(11.2)
Long-term leases	45,038	-	N.S.
Laboral obligations	4,653	4,699	(1.0)
Other liabilities	25,361	26,515	(4.4)
Total liabilities	295,480	240,839	22.7
Total stockholders’ equity	321,639	335,542	(4.1)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	617,119	576,381	7.1

	March 31, 2019
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	50.2%	8.1%
U.S. Dollars	5.9%	3.9%
Euros	19.1%	1.8%
Colombian pesos	1.2%	4.0%
Argentine pesos	0.1%	36.8%
Brazilian reais	19.1%	8.5%
Chilean pesos	3.3%	5.8%
Uruguayan Pesos	1.1%	10.0%
Total debt	100.0%	6.7%

Fixed rate(2)	91.5%
Variable rate(2)	8.5%

DEBT MATURITY PROFILE	2019	2020	2021	2022	2023	2024+
% of Total Debt	5.4%	9.8%	11.1%	2.1%	22.7%	48.9%

(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of derivative financial instruments on long-term debt.

April 29, 2019	9

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the first quarter of:
			Comparable (A)				As Reported
	2019 (A)	% of rev.	2018 (B)	% of rev.	% Var.	% Org.(C)	2018 (B)	% of rev.	% Var.	% Org.(C)
Total revenues	41,250	100.0	37,747	100.0	9.3	8.7	37,747	100.0	9.3	8.7
Cost of sales	25,396	61.6	24,286	64.3	4.6		24,286	64.3	4.6
Gross profit	15,854	38.4	13,461	35.7	17.8		13,461	35.7	17.8
Administrative expenses	1,002	2.4	844	2.2	18.8		845	2.2	18.6
Selling expenses	12,156	29.5	10,199	27.1	19.2		10,596	28.1	14.7
Other operating expenses (income), net	48	0.1	65	0.2	(25.8)		65	0.2	(25.8)
Income from operations	2,648	6.4	2,354	6.2	12.5	10.2	1,956	5.2	35.4	32.7
Depreciation	2,226	5.4	1,982	5.3	12.3		1,116	3.0	99.5
Amortization & other non-cash charges	140	0.4	112	0.2	24.5		112	0.2	24.5
Operative cash flow	5,014	12.2	4,448	11.8	12.7	10.1	3,184	8.4	57.5	53.8
CAPEX	1,830		1,476		24.0		1,476	-	24.0

Information of OXXO Stores
Total stores	18,233		16,817		8.4
Net new convenience stores:
vs. Last quarter	234		240		(2.5)
Last-twelve-months	1,416		1,367		3.6

Same-store data: (1)
Sales (thousands of pesos)	728.1		705.3		3.2
Traffic (thousands of transactions)	21.4		21.2		0.9
Ticket (pesos)	34.0		33.2		2.3

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	The Proximity Division includes proximity and proximity-related operations across markets. 1Q18 has been adjusted to reflect the change from Comercial Division to Proximity Division implemented since September, 2018.
(C)	Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1)	Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 29, 2019	10

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the first quarter of:
			Comparable(A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	12,758	100.0	12,454	100.0	2.4	12,454	100.0	2.4
Cost of sales	9,097	71.3	8,758	70.3	3.9	8,758	70.3	3.9
Gross profit	3,661	28.7	3,696	29.7	(0.9)	3,696	29.7	(0.9)
Administrative expenses	522	4.1	485	3.9	7.6	485	3.9	7.6
Selling expenses	2,810	22.0	2,861	23.0	(1.8)	2,910	23.4	(3.4)
Other operating expenses (income), net	13	0.1	21	0.2	(38.1)	21	0.2	(38.1)
Income from operations	316	2.5	329	2.6	(4.0)	280	2.2	12.9
Depreciation	598	4.7	590	4.7	1.3	166	1.3	N.S.
Amortization & other non-cash charges	81	0.6	85	0.8	(4.7)	85	0.8	(4.7)
Operative cash flow	995	7.8	1,004	8.1	(0.9)	531	4.3	87.4
CAPEX	291		351		(17.1)	351		(17.1)

Information of Stores
Total stores	2,384		2,235		6.7
Net new stores: (1)
vs. Last quarter	23		10		130.0
Last-twelve-months	149		99		50.5

Same-store data: (2)
Sales (thousands of pesos)	1,512.1		1,492.9		1.3

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(1)	Aquisitions are included.
(2)	Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

April 29, 2019	11

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the first quarter of:
			Comparable(A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	10,853	100.0	10,593	100.0	2.5	10,593	100.0	2.5
Cost of sales	9,748	89.8	9,706	91.6	0.4	9,706	91.6	0.4
Gross profit	1,105	10.2	887	8.4	24.6	887	8.4	24.6
Administrative expenses	43	0.4	52	0.5	(16.5)	52	0.5	(17.3)
Selling expenses	735	6.8	572	5.4	28.6	697	6.6	5.5
Other operating expenses (income), net	18	0.2	1	-	N.S.	1	-	N.S.
Income from operations	309	2.8	263	2.5	17.5	137	1.3	125.5
Depreciation	203	1.9	178	1.7	13.9	30	0.3	N.S.
Amortization & other non-cash charges	23	0.2	7	-	N.S.	7	-	N.S.
Operative cash flow	535	4.9	448	4.2	19.3	174	1.6	N.S.
CAPEX	123		64		92.0	64		92.0

Information of OXXO GAS Service Stations
Total service stations	540		467		15.6
Net new service stations
vs. Last quarter	1		15		(93.3)
Last-twelve-months	73		79		(7.6)

Volume (million of liters) total stations	616		674		(8.6)

Same-stations data: (1)
Sales (thousands of pesos)	7,070.0		7,641.2		(7.5)
Volume (thousands of liters)	402.3		486.4		(17.3)
Average price per liter	17.6		15.7		11.9

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

April 29, 2019	12

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the first quarter of:
			Comparable (A)				As Reported
	2019	% of rev.	2018 (B)	% of rev.	% Var.	% Org.(C)	2018 (B)	% Integral	% Var.	% Org.(C)
Total revenues	46,248	100.0	44,122	100.0	4.8	0.5	44,122	100.0	4.8	0.5
Cost of sales	25,355	54.8	23,905	54.2	6.1		23,907	54.2	6.1
Gross profit	20,892	45.2	20,218	45.8	3.3		20,215	45.8	3.3
Administrative expenses	2,201	4.8	2,218	5.0	(0.8)		2,221	5.0	(0.9)
Selling expenses	12,645	27.3	12,140	27.5	4.2		12,149	27.5	4.1
Other operating expenses (income), net	332	0.7	80	0.2	N.S.	-	80	0.2	N.S.
Income from operations	5,714	12.4	5,779	13.1	(1.1)	(3.8)	5,765	13.1	(0.9)	(3.5)
Depreciation	2,262	4.9	2,138	4.8	5.8		1,983	4.5	14.1
Amortization & other non-cash charges	564	1.2	417	1.0	35.4		416	0.9	35.6
Operative cash flow	8,541	18.5	8,334	18.9	2.5	(1.1)	8,164	18.5	4.6	0.9
CAPEX	1,541		1,612	-	(4.4)		1,612	-	(4.4)

Sales volumes
(Millions of unit cases)
Mexico and Central America	478.0	60.0	474.9	60.3	0.7
South America	105.7	13.3	118.3	15.0	(10.6)
Brazil	212.4	26.7	194.8	24.7	9.2
Total	796.1	100.0	787.9	100.0	1.0

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	The Philippines is presented as a discontinued operation in 2018.
(C)	Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

April 29, 2019	13

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2019	LTM(1) Mar-19	Mar-19		Dec-18
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.03%	3.52%	19.38	1.0000	19.68	1.0000
Colombia	1.76%	2.88%	3,174.79	0.0061	3,249.75	0.0061
Venezuela	1278.45%	931193.84%	3,294.48	0.0059	638.18	0.0308
Brasil	1.18%	4.00%	3.90	4.9733	3.87	5.0797
Argentina	10.80%	53.26%	43.35	0.4470	37.70	0.5221
Chile	0.20%	2.21%	681.09	0.0285	695.69	0.0283
Zona Euro	-0.63%	2.39%	0.89	21.7624	0.87	22.5383

(1)	LTM = Last twelve months.

April 29, 2019	14

Coca-Cola FEMSA Announces First Quarter 2019 Results

Mexico City, April 26, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Volumes performed strongly in Brazil; transactions outperformed volumes in Argentina and Brazil.

•	Revenues increased 4.8%, while comparable revenues grew 10.0%. Pricing ahead of inflation in most of our operations, combined with volume growth in Brazil was partially offset by unfavorable currency translation effects from all of our operating currencies.

•	Operating income declined 0.9% while comparable operating income increased 9.2%, driven mainly by higher concentrate costs, higher PET prices, the depreciation of most of our operating currencies as applied to our U.S. dollar denominated raw material costs and higher labor expenses, effects that were partially offset by lower sweetener costs and operating expense efficiencies.

•	Earnings per share[1] were Ps. 0.15 (earnings per unit were Ps. 1.23 and per ADS were Ps. 12.33).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q19	1Q19	1Q19	1Q19
	Consolidated	4.8%	3.3%	(0.9)%	7.3%
As Reported (2)	Mexico & Central America	11.4%	12.4%	15.6%
	South America	(1.9)%	(6.4)%	(15.0)%

	Consolidated	10.0%	8.8%	9.2%
Comparable (3)	Mexico & Central America	7.2%	8.3%	12.4%
	South America	13.7%	9.7%	5.4%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am pleased with our Company’s positive results to start the year. Despite currency volatility and uncertain economic conditions that affected our financial performance, our revenues grew 4.8% while our comparable revenues grew 10.0%. In addition, our operating income declined 0.9% while our comparable operating income increased 9.2%. In Mexico & Central America, we reported healthy top-and-bottom line growth, as we continued leveraging our state-of-the-art analytics capabilities. Our South America Division’s performance was driven mainly by strong volume growth in Brazil, where we continued to gain share across categories thanks to our robust portfolio and relentless point-of-sale execution. To protect our profitability, we continued to implement mitigation actions to navigate complex environments in Colombia and Argentina. Finally, guided by the clarity of our vision of becoming a total beverage leader with global footprint, on April 11, we completed our previously announced stock split and listing of units for trading in the Mexican Stock Exchange and the New York Stock Exchange. This important milestone enhances the flexibility of our capital structure by increasing our capacity to issue equity, positioning our Company for further sustainable, profitable growth and expansion.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares); earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(3)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	During the first quarter 2019, the Company prepaid Ps. 4,700 million of bilateral loans due in October 2019.

•	On March 8, 2019, the Company held an Extraordinary General Shareholders Meeting that resolved amendments to the Company´s bylaws. As a result, Series A shareholders are entitled to appoint up to 13 Directors, Series D shareholders are entitled to appoint up to 5 and Series L shareholders continue to have the right to appoint up to 3. On March 14, as a result of these amendments our shareholders approved a Board of Directors composed of 18 members as compared to 21, previously.

•	On March 14, 2019, the Company held its Annual Ordinary General Shareholders Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2018, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2018, and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2019. Shareholders approved the payment of the proposed cash dividend of Ps. 3.54 per share. After giving effect to the stock split, the dividend payment approved is equivalent to Ps. 0.4425 per share, to be paid in two installments as of May 3, 2019, and November 1, 2019.

•	On April 11, 2019, Coca-Cola FEMSA completed the previously announced eight-for-one stock split, the issuance of new Series B shares (with full voting rights) and the creation and listing of KOF UBL units. As a result, (a) Series A and Series D split eight-for-one, and (b) for each Series L shares (KOF L), its holders received a new KOF UBL unit that replaces the previous KOF L. Each new KOF UBL unit consists of 3 Series B shares and 5 Series L shares (with limited voting rights). As of the same date, KOF UBL units were listed for trading on the Mexican Stock Exchange (BMV) under ticker symbol KOF UBL and ADSs (each representing 10 units) were listed for trading on the New York Stock Exchange (NYSE) under ticker symbol KOF.

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

OUTSTANDING SHARES PRIOR TO THE STOCK SPLIT

	Series of		Outstanding	% of the	% of shares with
Trading Ticker	shares	Shareholders	shares	capital stock	full voting rights
Not trading	A	Wholly-owned subsidiary of Fomento Economico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
Not trading	D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
Trading KOF L in BMV KOF in NYSE	L	Public float (limited voting rights)	525,208,065	25.0%	0.0%
	Total		2,100,832,262	100%	100%

OUTSTANDING SHARES IMMEDIATELY AFTER THE STOCK SPLIT

	Series of		Outstanding	% of the	% of shares with
Trading Ticker	shares	Shareholders	shares	capital stock	full voting rights
Not trading	A	Wholly-owned subsidiary of Fomento Economico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
Not trading	D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
Trading KOF UBL unit in BMV KOF in NYSE	B	Public float (full voting rights)	1,575,624,195	9.375%	11.111%
(Each unit comprised of 3 series B shares and 5 series L shares)	L	Public float (limited voting rights)	2,626,040,325	15.625%	0.0%
	Total		16,806,658,096	100%	100%

•	Coca-Cola FEMSA released its 2018 integrated report entitled “Clarity, Consistency and Commitment”, the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 16 of 27

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	46,248	44,122	4.8%	10.0%
Gross profit	20,892	20,215	3.3%	8.8%
Operating income	5,714	5,765	(0.9)%	9.2%
Operating cash flow (3)	8,541	8,164	4.6%	11.1%

Volume increased 1.0% to 796.1 million unit cases, driven mainly by a 9.1% growth in Brazil and the consolidation of recently acquired territories in Guatemala and Uruguay partially offset by volume declines in the rest of our operations. On a comparable basis, total volumes remained flat at 0.1%.

Total revenues increased 4.8% to Ps. 46,248 million, driven mainly by price increases in line with or above inflation across our territories coupled with volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay and a favorable mix effect driven by transactions growing ahead of volumes. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume decline in Argentina, Colombia and Mexico. On a comparable basis, total revenues increased 10.0%.

Gross profit increased 3.3% to Ps. 20,892 million, and gross margin contracted 60 basis points to 45.2%. Lower sweetener prices were offset by i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher PET prices across most of our operations; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 8.8%.

Operating income declined 0.9% to Ps. 5,714 million, and operating margin contracted 70 basis points to 12.4%. This decline was driven mainly by higher labor and freight expenses coupled with restructuring indemnities, effects that were partially offset by operating expense efficiencies. On a comparable basis, operating income increased 9.2%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 17 of 27

Comprehensive financing result recorded an expense of Ps. 1,593 million, compared to an expense of Ps. 2,100 million in the same period of 2018. This reduction was driven mainly by a reduction in our interest expense, net, a reduction in foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the first quarter of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 32.6% as compared to 30.7% during the same period of the previous year. This increase was driven mainly by the increase in the relative weight of Brazil’s profits in our consolidated results, which has a higher tax rate, and a higher effective tax in Colombia.

Net income attributable to equity holders of the company reached Ps. 2,590 million as compared to Ps. 2,414 million during the same period of the previous year. Earnings per share1 were Ps. 0.15 (earnings per unit5 were Ps. 1.23 and earnings per ADS were Ps. 12.33).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 18 of 27

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	24,823	22,277	11.4%	7.2%
Gross profit	11,781	10,484	12.4%	8.3%
Operating income	3,076	2,662	15.6%	12.4%
Operating cash flow (3)	4,772	4,096	16.5%	12.5%

Volume increased 0.7% to 478.0 million unit cases, driven by the consolidation of recently acquired territories in Guatemala and volume growth in Costa Rica, partially offset by volume decline in Mexico, Nicaragua and Panama. On a comparable basis, volume declined 2.3%.

Total revenues increased 11.4% to Ps. 24,823 million, driven by pricing ahead of inflation across the division, volume growth in Costa Rica and the consolidation of recently acquired territories in Guatemala as of May 1, 2018, partially offset by volume declines in Mexico, Nicaragua and Panama and by an slight unfavorable mix driven by volumes outperforming transactions. On a comparable basis, total revenues increased 7.2%.

Gross profit increased 12.4% to Ps. 11,781 million and gross profit margin expanded 40 basis points to 47.5% driven mainly by our pricing initiatives and lower sweetener costs. These factors were partially offset by higher concentrate costs in Mexico, higher PET prices and an unfavorable currency hedging position in Mexico. On a comparable basis, gross profit increased 8.3%.

Operating income increased 15.6% to Ps. 3,076 million in the first quarter of 2019, and operating income margin expanded 50 basis points to 12.4% during the period driven mainly by lower maintenance and freight costs, partially offset by a non-cash operating foreign exchange loss and restructuring indemnities. On a comparable basis, operating income increased 12.4%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 19 of 27

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	1Q 2019	1Q 2018	Δ%	Δ%
Total revenues	21,425	21,845	(1.9)%	13.7%
Gross profit	9,111	9,732	(6.4)%	9.7%
Operating income	2,638	3,103	(15.0)%	5.4%
Operating cash flow (3)	3,768	4,068	(7.4)%	9.1%

Volume increased 1.6% to 318.1 million unit cases, driven by a 9.1% volume growth in Brazil and the consolidation of the recently acquired territory in Uruguay partially offset by volume declines in Argentina and Colombia. On a comparable basis, volume grew 4.3%.

Total revenues declined 1.9% to Ps. 21,425 million, driven mainly by a volume contraction in Argentina and Colombia, coupled with an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real, and the Colombian Peso as compared to the Mexican Peso. These factors were partially offset by strong volume growth in Brazil, pricing ahead of inflation in Argentina, Brazil, and Colombia, a favorable mix effect driven by transactions outperforming volumes, and the consolidation of the recently acquired territory in Uruguay as of July 1, 2018. On a comparable basis, total revenues increased 13.7%.

Gross profit decreased 6.4% to Ps. 9,111 million, and gross profit margin contracted 200 basis points to 42.5%. This is a result of higher PET prices in the division, higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of the Argentine Peso, the Brazilian Real, and the Colombian Peso as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by our pricing initiatives and lower sweetener prices. On a comparable basis, gross profit increased 9.7%.

Operating income decreased 15.0% to Ps. 2,638 million in the first quarter of 2019, resulting in a margin contraction of 190 basis points to 12.3% driven mainly by restructuring indemnities in Colombia, partially offset by operating expense efficiencies. On a comparable basis, operating income increased 5.4%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 20 of 27

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

(*)Reported 2018 figures reflect the Philippines as a discontinued operation.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 21 of 27

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOF UBL | NYSE (ADS), Ticker: KOF | Ratio of KOF UBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 22 of 27

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	4,837.8		4,685.5		3.3%	3.1%
Volume (million unit cases)	796.1		787.9		1.0%	0.1%
Average price per unit case	52.57		51.30		2.5%
Net revenues	46,021		44,005		4.6%
Other operating revenues	227		117		93.8%
Total revenues (2)	46,248	100.0%	44,122	100.0%	4.8%	10.0%
Cost of goods sold	25,355	54.8%	23,907	54.2%	6.1%
Gross profit	20,892	45.2%	20,215	45.8%	3.3%	8.8%
Operating expenses	14,847	32.1%	14,370	32.6%	3.3%
Other operative expenses, net	310	0.7%	31	0.1%	890.0%
Operative equity method (gain) loss in associates(3)	22	0.0%	49	0.1%	-55.6%
Operating income (6)	5,714	12.4%	5,765	13.1%	-0.9%	9.2%
Other non operative expenses, net	75	0.2%	62	0.1%	21.1%
Non Operative equity method (gain) loss in associates (5)	(34)	-0.1%	12	0.0%	NA
Interest expense	1,735		2,009		-13.7%
Interest income	249		376		-33.9%
Interest expense, net	1,486		1,633		-9.0%
Foreign exchange loss (gain)	112		221		-49.1%
Loss (gain) on monetary position in inflationary subsidiries	(5)		-		NA
Market value (gain) loss on financial instruments	(0)		246		NA
Comprehensive financing result	1,593		2,100		-24.1%
Income before taxes	4,079		3,592		13.6%
Income taxes	1,331		1,102		20.8%
Result of discontinued operations	-		51		NA
Consolidated net income	2,749		2,541		8.2%
Net income attributable to equity holders of the company	2,590	5.6%	2,414	5.5%	7.3%
Non-controlling interest	158	0.3%	127	0.3%	24.3%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	5,714	12.4%	5,765	13.1%	-0.9%
Depreciation	2,262		1,983		14.1%
Amortization and other operative non-cash charges	564		416		35.6%
Operating cash flow (6)(7)	8,541	18.5%	8,164	18.5%	4.6%	11.1%
CAPEX	1,541		1,612		-4.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.
(4)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(5)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(8)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 23 of 27

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,688.4		2,674.0		0.5%	0.0%
Volume (million unit cases)	478.0		474.9		0.7%	-2.2%
Average price per unit case	51.86		46.89		10.6%
Net revenues	24,788		22,269
Other operating revenues	35		9
Total Revenues (2)	24,823	100.0%	22,277	100.0%	11.4%	7.2%
Cost of goods sold	13,042	52.5%	11,794	52.9%
Gross profit	11,781	47.5%	10,484	47.1%	12.4%	8.3%
Operating expenses	8,556	34.5%	7,866	35.3%
Other operative expenses, net	112	0.5%	(103)	-0.5%
Operative equity method (gain) loss in associates (3)	36	0.1%	59	0.3%
Operating income (4)	3,076	12.4%	2,662	11.9%	15.6%	12.4%
Depreciation, amortization & other operating non-cash charges	1,696	6.8%	1,434	6.4%
Operating cash flow (4)(5)	4,772	19.2%	4,096	18.4%	16.5%	12.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,149.4		2,011.5		6.9%	7.9%
Volume (million unit cases)	318.1		313.0		1.6%	4.3%
Average price per unit case	53.65		57.98		-7.5%
Net revenues	21,233		21,737
Other operating revenues	192		108
Total Revenues (2)	21,425	100.0%	21,845	100.0%	-1.9%	13.7%
Cost of goods sold	12,314	57.5%	12,113	55.5%
Gross profit	9,111	42.5%	9,732	44.5%	-6.4%	9.7%
Operating expenses	6,291	29.4%	6,504	29.8%
Other operative expenses, net	197	0.9%	135	0.6%
Operative equity method (gain) loss in associates (3)	(15)	-0.1%	(10)	0.0%
Operating income (4)	2,638	12.3%	3,103	14.2%	-15.0%	5.4%
Depreciation, amortization & other operating non-cash charges	1,130	5.3%	965	4.4%
Operating cash flow (4)(5)	3,768	17.6%	4,068	18.6%	-7.4%	9.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos, Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 24 of 27

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Mar-19	Dec-18	% Var.

Current Assets

Cash, cash equivalents and marketable securities	23,615	23,727	0%
Total accounts receivable	10,814	14,847	-27%
Inventories	10,661	10,051	6%
Other current assets	8,699	8,865	-2%
Total current assets	53,789	57,490	-6%
Non-Current Assets
Property, plant and equipment	105,485	106,259	-1%
Accumulated depreciation	(45,073)	(44,316)	2%
Total property, plant and equipment, net	60,411	61,942	-2%
Right of use assets	1,637	-	NA
Investment in shares	10,688	10,518	2%
Intangible assets and other assets	115,640	116,804	-1%
Other non-current assets	16,931	17,033	-1%
Total Assets	259,095	263,788	-2%

	March 31, 2019
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	57.3%	10.9%	8.4%
U.S. Dollars	9.5%	0.0%	3.9%
Colombian Pesos	1.9%	85.3%	5.7%
Brazilian Reals	29.3%	1.8%	8.5%
Uruguayan Pesos	1.7%	0.0%	10.0%
Argentine Pesos	0.3%	0.0%	39.7%
Total Debt	100%	4.6%	8.1%

(1)	After giving effect to cross- currency swaps.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	51,590	56,934	-9.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.43	1.61
Operating cash flow/ Interest expense, net (1)	5.75	5.40
Capitalization (2)	41.2%	40.5%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Liabilities & Equity	Mar-19	Dec-18	% Var.

Current Liabilities
Short-term bank loans and notes payable	16,862	11,604	45%
Suppliers	16,547	19,746	-16%
Short-term leasing Liabilities	498	-
Other current liabilities	22,587	14,174	59%
Total current liabilities	56,494	45,524	24%
Non-Current Liabilities
Long-term bank loans and notes payable	59,328	70,201	-15%
Long Term Leasing Liabilities.	1,146	-
Other long-term liabilities	16,645	16,313	2%
Total liabilities	133,612	132,037	1%
Equity
Non-controlling interest	6,808	6,807	0%
Total controlling interest	118,674	124,943	-5%
Total equity	125,483	131,750	-5%
Total Liabilities and Equity	259,095	263,788	-2%

Debt Maturity Profile

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 25 of 27

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	1Q 2019					1Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	304.5	21.9	66.0	29.2	421.6	310.1	25.2	66.5	28.2	430.0	-1.9%
Central America	48.0	3.0	0.2	5.1	56.4	36.8	2.9	0.2	5.0	44.9	25.5%
Mexico and Central America	352.5	24.9	66.2	34.3	478.0	347.0	28.1	66.7	33.1	474.9	0.7%
Colombia	45.7	6.3	4.7	3.6	60.4	50.4	6.8	5.1	4.4	66.7	-9.4%
Brazil	182.3	14.6	2.4	13.1	212.4	169.3	12.4	2.1	10.9	194.8	9.1%
Argentina	27.4	3.8	1.0	2.5	34.7	40.8	5.3	1.5	4.0	51.6	-32.7%
Uruguay	9.5	1.0	-	0.1	10.6	-	-	-	-	-	NA
South America	264.9	25.7	8.1	19.4	318.1	260.5	24.6	8.6	19.3	313.0	1.6%
TOTAL	617.4	50.6	74.3	53.7	796.1	607.5	52.6	75.3	52.4	787.9	1.0%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	1Q 2019				1Q 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,827.4	144.3	251.4	2,223.1	1,886.4	182.7	230.3	2,299.4	-3.3%
Central America	388.4	17.9	58.9	465.3	295.2	16.3	63.1	374.6	24.2%
Mexico and Central America	2,215.9	162.3	310.3	2,688.4	2,181.6	199.0	293.4	2,674.0	0.5%
Colombia	333.5	84.8	39.5	457.8	373.5	83.6	48.7	505.8	-9.5%
Brazil	1,180.9	124.8	130.0	1,435.7	1,024.3	108.3	116.0	1,248.7	15.0%
Argentina	160.0	22.6	18.3	200.9	204.4	27.5	25.1	257.0	-21.8%
Uruguay	50.1	4.2	0.7	55.0	-	-	-	-	-
South America	1,724.4	236.4	188.6	2,149.4	1,602.2	219.4	189.9	2,011.5	6.9%
TOTAL	3,940.3	398.7	498.8	4,837.8	3,783.8	418.4	483.3	4,685.5	3.3%

Revenues

Expressed in million Mexican Pesos	1Q 2019	1Q 2018 (3)	Δ %
Mexico	20,574	19,084	7.8%
Central America	4,248	3,193	33.0%
Mexico and Central America	24,823	22,277	11.4%
Colombia	3,189	3,600	-11.4%
Brazil (4)	15,512	14,848	4.5%
Argentina	1,825	3,397	-46.3%
Uruguay	899	-	-
South America	21,425	21,845	-1.9%
TOTAL	46,248	44,122	4.8%

(3)	Volume, transactions and revenues for 1Q 2018 are re-presented excluding the Philippines.
(4)	Brazil includes beer revenues of Ps.4,166.6 million for the first quarter of 2019 and Ps. 3,586.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 26 of 27

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1Q19
Mexico	3.52%	0.03%
Colombia	2.88%	1.76%
Brazil	4.00%	1.18%
Argentina	53.26%	10.80%
Costa Rica	1.40%	0.21%
Panama	-0.70%	-0.09%
Guatemala	4.81%	1.63%
Nicaragua	3.41%	0.30%
Uruguay	7.60%	4.17%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1Q19	1Q18	Δ %
Mexico	19.22	18.76	2.5%
Colombia	3,134.36	2,860.36	9.6%
Brazil	3.77	3.24	16.2%
Argentina	39.10	19.70	98.4%
Costa Rica	609.96	571.95	6.6%
Panama	1.00	1.00	0.0%
Guatemala	7.72	7.37	4.8%
Nicaragua	32.53	30.98	5.0%
Uruguay	32.83	28.46	15.4%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-19	Mar-18	Δ %	Dic-18	Dic-17	Δ %
Mexico	19.38	18.34	5.6%	19.68	19.74	-0.3%
Colombia	3,174.79	2,780.47	14.2%	3,249.75	2,984.00	8.9%
Brazil	3.90	3.32	17.2%	3.87	3.31	17.1%
Argentina	43.35	20.15	115.1%	37.70	18.65	102.1%
Costa Rica	602.36	569.31	5.8%	611.75	572.56	6.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.40	3.8%	7.74	7.34	5.4%
Nicaragua	32.72	31.16	5.0%	32.33	30.79	5.0%
Uruguay	33.48	28.35	18.1%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q2019 Results April 26, 2019	Page 27 of 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance
Date: April 29, 2019